

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 10, 2009

via U.S. mail and facsimile

Jon P. Vrabely, Chief Executive Officer
Huttig Building Products, Inc.
555 Maryville University Drive
Suite 400
St. Louis, Missouri   63141

      RE: **Huttig Building Products, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 4, 2009
              File No. 1-14982

Dear Mr. Vrabely:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Balance Sheets, page 25

1. Other accrued liabilities are 29% of current liabilities as of December 31, 2008. State separately, in the balance sheet or in a note, any items in excess of five percent of total current liabilities. While we note disclosure of certain amounts throughout the footnotes, a separate footnote with a table detailing accrued liabilities would be informative. Refer to Rule 5-02 of Regulation S-X.

2. We note the disclosure on page 10 that changes in estimates related to retained accident risk may have a material effect on your results. However, we do not note disclosure in the footnotes or critical accounting policies section of MD&A. Please tell us the amount of this accrual as of December 31, 2008, and September 30, 2009, and describe your consideration of expanded disclosure.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Critical Accounting Policies, page 12

3. Please expand your discussion of goodwill in your critical accounting policies section in future annual and quarterly filings to identify and discuss each reporting unit that has a fair value as of the most recent testing date that is not substantially in excess of carrying value and is at risk of failing step one of the impairment test in future periods. For each of these reporting units, disclose the amount of goodwill allocated to the unit and the percentage by which fair value exceeded carrying value as of the most recent test. Provide a description of key assumptions that drive fair value and a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect. Please strive to avoid general, boilerplate disclosure of these key assumptions and potential events and provide a robust discussion that will assist investors in understanding these matters through the eyes of management. Please refer to SEC Release 33-8350 for additional guidance. Please provide us with the disclosures you intend to include in future filings.

4. You increased the valuation allowance on deferred tax assets during the nine months ending September 30, 2009, and are currently reporting a long-term deferred tax asset of $8.1 million. In future filings, please expand your disclosure in critical accounting policies to provide a more detailed explanation as to how you determined it is more likely than not you will realize total deferred tax assets. In this regard, address each of the following points:

    • Disclose the amount of pre-tax income you need to generate to realize the deferred tax assets.

- Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
- Disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Please provide us with the disclosures you intend to include in future filings. Refer to paragraphs 17-23 of ASC 740-10-30 and Section 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 14

5. In future filings, to the extent future non-compliance with your debt covenant is reasonably likely, please expand your disclosure to include the actual fixed charge ratio for each period and the required ratios, including the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Since your debt covenant has two steps, i.e. the consideration of excess borrowing availability, followed by the calculation of the fixed charge ratio, you would need to assess the likelihood of future non-compliance on the whole in determining the appropriate disclosure. For example, if it is reasonably likely your borrowing availability could dip under $25 million in the future, you would need to consider the likelihood of non-compliance with the fixed charge ratio. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

6. We note a substantial increase in days sales in ending accounts receivable as of September 30, 2009. You disclose accounts receivable increased by $16.5 million in the first nine months of 2009, compared to an increase of $8.7 million in the first nine months of 2008. Please expand this disclosure in future filings to explain the underlying reasons. Discuss whether the economic downturn has caused an increased incidence of customer nonpayment and provide quantified information, if material. Expand your discussion of cash flows throughout to provide expanded analysis of the underlying reasons for stated changes. Provide us an example of intended future disclosure.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief